UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of September 2022

Commission File Number 001- 40539

ironSource Ltd.

(Translation of Registrant’s name into English)

121 Menachem Begin Street

Tel Aviv 6701203, Israel

(Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(7): ☐

EXPLANATORY NOTE

On September 1, 2022, ironSource Ltd. (the “Company”) held its Annual General Meeting of Shareholders (the “Meeting”) at the Company's headquarters at 121 Menachem Begin Street, Tel Aviv-Yafo, Israel, on the 12th floor.

At the Meeting, the Company’s shareholders approved the following proposals:

(1)	to re-elect each of Eyal Milrad, Marni Walden and Yehoshua Nir (Shuki), as Class I directors, to hold office until the close of the Company’s Annual General Meeting of Shareholders in 2025, and until their respective successors are duly elected and qualified; and

(2)	to approve and ratify the re-appointment of Kesselman & Kesselman, registered public accounting firm, a member firm of PricewaterhouseCoopers International Limited, as the Company’s independent registered public accounting firm for the year ending December 31, 2022 and until the next annual general meeting of shareholders, and to authorize the Company’s board of directors (with power of delegation to its audit committee) to set the fees to be paid to such auditors.

All proposals were approved at the Meeting by the respective requisite majority in accordance with the Israeli Companies Law, 5759-1999, and the Company’s Articles of Association, as described in the Proxy Statement which was attached as Exhibit 99.1 to the Company’s Report of Foreign Private Issuer on Form 6-K, furnished to the Securities and Exchange Commission on July 27, 2022.

This Form 6-K is hereby incorporated by reference into the Company's Registration Statements on Form S-8 (Registration Nos. 333-264007 and 333-258690).

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

IRONSOURCE, LTD.
(Registrant)

By:	/s/ Assaf Ben Ami
Assaf Ben Ami
Chief Financial Officer

Date: September 6, 2022